

Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2010

Mr. Huang Hsiao-I
Chief Financial Officer
CH Lighting International Corporation
658 Hongyan Road
Economic Development Zone
Shangyu City, Zhejiang Province 312300
The People's Republic of China

> **RE: CH Lighting International Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **File No. 000-32161**

Dear Mr. Huang:

We have reviewed your supplemental response letter dated March 25, 2010 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 22, 2010, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies, page F-12

Revenue Recognition, page F-12

1.   Based on your product sales strategy discussion on page 17 it appears that your sales are made primarily to distributors who then make sales to retail customers. Please tell us, and expand your disclosure to explain, the movement of inventory from the company to distributors, and then to the end customer (i.e., does title pass when goods are sold to distributors, or is the distributor a pass through that remits payment to the company only after goods are sold to end customer). Include discussion of the distributors right of return and the company's historical

experience as it relates to product returns from distrubutors. Also explain whether the company pays distributors a commission on sales or if distributors earn money based on mark-up, or by some other means, and at what point the company recognizes revenue on sales through distributors.

Note 16 – Government Subsidies, page F-30

2.   Refer to your statement that "the Company changed their selling strategy and sold products directly to retail customers they were able to make appropriate estimates for the amount of government grant receivable". Please confirm for us whether the company currently sells, or has ever sold, products directly to retail customers. And if so, whether you continue to sell products to distributors.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Matthew Ogurick, Esq.
       K&L Gates LLP
       Via Facsimile: 305.358.7095